UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
ZAGG Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
9884U108
(CUSIP Number)
James C. Roumell
Roumell Asset Management, LLC
2 Wisconsin Circle, Suite 640
Chevy Chase, MD 20815
(301) 656-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 17, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 9884U108

1	NAME OF REPORTING PERSON: Roumell Asset Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2145132
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,252,537 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment adviser to the Roumell Opportunistic Value Fund (the "Fund").)

8	SHARED VOTING POWER
80,770 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC ("RAM") solely as a result of its discretionary power over such shares as investment adviser to its clients.)

9	SOLE DISPOSITIVE POWER
1,252,537 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment adviser to the Roumell Opportunistic Value Fund (the "Fund").)

10	SHARED DISPOSITIVE POWER
80,770 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC ("RAM") solely as a result of its discretionary power over such shares as investment adviser to its clients.)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,333,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5% (The denominator is based on the 29,756,911 shares of common stock outstanding as of March 13, 2020, as stated on the facing page of the Form 10-K for the year ended December 31, 2019 (the "Form 10-K") filed by ZAGG Inc.)

14	TYPE OF REPORTING PERSON IA

CUSIP No.: 9884U108

1	NAME OF REPORTING PERSON: James C. Roumell ("Roumell") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,254,537 (Includes 1,252,537 shares of common stock held by the Fund and 2,000 shares of common stock owned directly by Roumell. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by the Fund.)

8	SHARED VOTING POWER
80,770 (These shares are deemed to be owned beneficially by RAM solely as a result of its discretionary power over such shares as investment adviser to its clients. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by RAM.)

9	SOLE DISPOSITIVE POWER
1,254,537 (Includes 1,252,537 shares of common stock held by the Fund and 2,000 shares of common stock owned directly by Roumell. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by the Fund.)

10	SHARED DISPOSITIVE POWER
80,770 (These shares are deemed to be owned beneficially by RAM solely as a result of its discretionary power over such shares as investment adviser to its clients. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by RAM.)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,335,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5% (The denominator is based on the 29,756,911 shares of common stock outstanding as of March 13, 2020, as stated on the facing page of the Form 10-K filed by ZAGG Inc.)

14	TYPE OF REPORTING PERSON IN

CUSIP No.: 9884U108
ITEM 1.	SECURITY AND ISSUER:
This Schedule 13D relates to the common stock of ZAGG Inc. (the "Issuer"). The principal executive office of the Issuer is 910 West Legacy Center Drive, Suite 500, Midvale, UT 84047.
ITEM 2.	IDENTITY AND BACKGROUND:
This joint statement on Schedule 13D is being filed by Roumell Asset Management, LLC and by James C. Roumell (the “Reporting Persons”). Roumell Asset Management is organized as a Maryland limited liability company. Its principal address, and address of its principal business, is 2 Wisconsin Circle, Suite 640, Chevy Chase, Maryland 20815. Roumell Asset Management is a registered investment adviser. Mr. Roumell’s business address is 2 Wisconsin Circle, Suite 640, Chevy Chase, Maryland 20815. Mr. Roumell’s present principal occupation is acting as the President of Roumell Asset Management, a registered investment adviser, whose address is set forth above. During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Roumell Asset Management is the sole investment adviser to the Roumell Opportunistic Value Fund (the “Fund”), an investment company registered under the Investment Company Act of 1940. As investment adviser to the Fund, Roumell Asset Management caused the Fund to purchase 1,252,537 shares of common stock of the Issuer. The aggregate purchase price was $8,656,820, inclusive of brokerage commissions. The sources of funding for these purchases were proceeds from the sale of Fund shares. Roumell Asset Management is a registered investment adviser under the Investment Advisers Act of 1940. Roumell Asset Management directed client accounts as to which it had discretionary authority to purchase, for the clients’ benefit and in the clients’ names (or in street name), 80,770 shares of common stock of the Issuer and in most instances, has voting power over such shares. The aggregate purchase price was $565,771, inclusive of brokerage commissions. The sources of funding for these purchases were individual client funds. Mr. Roumell purchased 2,000 shares of common stock for an aggregate purchase price of $14,121, inclusive of brokerage commissions. The source of funding for these purchases was personal funds.
ITEM 4.	PURPOSE OF TRANSACTION:
The Reporting Persons acquired shares of the common stock of the Issuer as part of their ordinary course of business for investment purposes, based on their belief that the Issuer’s stock is undervalued and represents an attractive investment opportunity. As of March 16, 2020, the Reporting Persons decided to send a letter to the Issuer’s board of directors to ask it to re-initiate the Issuer’s process to sell the company. Accordingly, the Reporting Persons sent a letter, dated March 17, 2020, to the Issuer’s board of directors. A copy of this letter is being filed with this Schedule 13D as Exhibit 7.01 and is incorporated herein by this reference. The Reporting Persons may also enter into discussions with third parties and other stockholders. The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer. The Reporting Persons have no current intention to purchase additional securities of the Issuer. While the Reporting Persons have no present intention to dispose of all or any portion of the shares of Issuer common stock beneficially owned by them, Roumell Asset Management may be required to sell shares of the Issuer’s common stock from time to time to accommodate client requests to transfer or liquidate their accounts. Any such sales of securities of the Issuer may be in the open market, privately negotiated transactions or otherwise. Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4. Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s common stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a) See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock beneficially owned by each of the Reporting Persons. (b) See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and/or sole or shared power to dispose or to direct the disposition of such shares of common stock. The 1,252,537 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment adviser to the Fund. The 80,770 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary investment power and, in most instances, voting power over such shares as investment adviser. Roumell Asset Management has no economic interest in these shares. Mr. Roumell is the President of Roumell Asset Management and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of Roumell Asset Management, Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by Roumell Asset Management and the Fund. The percentage of the common stock set forth for each Reporting Person in this Item 5 was calculated based upon on the 29,756,911 shares of common stock outstanding as of March 13, 2020, as stated on the facing page of the Form 10-K for the year ended December 31, 2019, filed by the Issuer. (c) Roumell Asset Management and Mr. Roumell did not have any transactions in the Issuer’s common stock during the 60-day period ended March 17, 2020. (d) Investors in the Fund have the right to receive or direct the receipt of dividends from the 1,252,537 shares of the Issuer’s common stock, but proceeds from the sale of such shares become assets of the Fund. Roumell Asset Management’s advisory clients have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 80,770 shares of the Issuer’s common stock. Mr. Roumell has the right, through his personal account, to receive dividends from, or the proceeds from the sale of, the 2,000 shares of the Issuer’s common stock. (e) Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
The Investment Advisory Agreement between Roumell Asset Management and its clients for whom Roumell Asset Management conducted the acquisition of the subject shares provides that Roumell Asset Management has shared authority to vote and discretionary authority to acquire or dispose of securities such as the subject shares, provided that clients can cause a disposition by requesting their account be liquidated or transferred to another investment adviser or brokerage firm.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit 7.01 Letter to the Board of Directors of ZAGG Inc. dated March 17, 2020. Exhibit 7.02 Joint Filing Agreement by and among the Reporting Persons, dated March 17, 2020.

CUSIP No.: 9884U108
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 17 2020	Roumell Asset Management, LLC By: /s/ James C. Roumell Name: James C. Roumell Title: President
March 17 2020	James C. Roumell By: /s/ James C. Roumell Name: James C. Roumell Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 9884U108
Exhibit 7.01 March 17, 2020 Board of Directors ZAGG Inc. 910 West Legacy Center Drive Suite 500 Midvale, UT 84047 Board of Directors: Roumell Asset Management, LLC owns roughly 4.5% of outstanding ZAGG shares. Our investment thesis rested upon a recognition of the company’s market leadership in glass screen protectors, the diversity of its revenue streams as a result of acquisitions, strong sales trends in its HALO and Gear4 product segments, and deep relationships with its retail and carrier customers. Our view had been informed by conducting thorough channel checks with customers, retailers and other stakeholders. For example, we were unable to find one unhappy ZAGG franchisee, and each one we spoke to had a positive long-term outlook for the business. Best Buy store managers that we visited firmly believe that InvisibleShield would remain their top selling screen protector and that attachment rates were likely to climb from current levels. As disclosed in a March 11, 2020 press release, ZAGG’s Board of Directors suspended its review of a potential sale of the company. Despite taking over six months to conduct this process, Management and the Board were unable to obtain a definitive offer at a price considered acceptable. The Board concluded that the best interests of all stockholders would be served by continuing to focus on the execution of their strategic plan, including opportunities to drive growth and enhance value as an independent public company. We strongly disagree with the Board’s decision that the best interests of all stockholders are served by continuing as an independent public company. In fact, the public market is significantly undervaluing ZAGG, and it is likely to persist given Management’s lack of credibility after repeatedly failing to execute on its financial objectives in spite of its market-leading product portfolio. Management’s missteps will keep the company in the public market valuation penalty box for the foreseeable future. Shareholders deserve better. We believe that a deal is still achievable. Free Cash flow for 2020 should be $30 million. This results in a projected free cash flow yield of approximately 17% based on today’s enterprise value, and over 40% based on market capitalization. A transaction would likely be partially financed with debt, materially enhancing the return to a financial buyer. Even if 2020 guidance were reduced due to coronavirus delays, such reduction would likely only result in revenues and cash flows being pushed out, not permanently eliminated. We strongly urge the Board re-open the process for selling the company. Any and all previous parties that participated in the process should be immediately released from any standstill or confidentiality agreements. At this point, those agreements serve no purpose in creating shareholder value, and likely contribute to undermining value from being realized. Previous parties should be re-engaged and any newly interested parties be allowed to participate. The new process should be much quicker and more efficient than the previous one. We believe our view is widely shared among the company’s shareholders. To be clear, ZAGG owns terrific brands with a diversified portfolio of products in an industry with long-term secular tailwinds. ZAGG is a premier franchise known worldwide for its quality products and we have no doubt that the true value of ZAGG is well in excess of the current stock price. Moreover, the company’s first-to-market anti-microbial screen protector, while not protecting users from viruses like COVID-19, will likely generate strong consumer interest in a post-coronavirus world where consumers look to protect themselves against possible viral and bacterial infections. However, we believe the public market will not provide a valuation that approximates its take-out value anytime soon. Consequently, shareholders should be afforded the opportunity to realize the fullest possible valuation, which would be provided by a sale of the company. We understand from sources we believe to be reliable that the company received offers vastly in excess of its current stock price. In the meantime, the Executive Team should immediately reduce its compensation by no less than one-third and all Board fees should be paid in stock in order to align their financial interests with shareholders. We strongly encourage all shareholders to make their views known to the Board. Further, we encourage all interested parties to make unsolicited offers to purchase the company. Sincerely, /s/ James C. Roumell President Roumell Asset Management, LLC

CUSIP No.: 9884U108
Exhibit 7.02 JOINT FILING AGREEMENT In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13D (including further amendments thereto) with respect to the common stock of ZAGG Inc., and that this Joint Filing Agreement be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument. IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 17th day of March 2020. ROUMELL ASSET MANAGEMENT, LLC By: /s/ James C. Roumell James C. Roumell, President By: /s/ James C. Roumell James C. Roumell